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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                   SCHEDULE TO

        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                         Securities Exchange Act of 1934


                              (Amendment No. ____)

                      CORNERSTONE REALTY INCOME TRUST, INC.
                      -------------------------------------

                       (Name Of Subject Company (issuer))

           CORNERSTONE REALTY INCOME TRUST, INC. (ISSUER AND OFFEROR)
 -------------------------------------------------------------------------------
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                      SERIES A CONVERTIBLE PREFERRED SHARES
                      -------------------------------------
                         (Title of Class of Securities)

                                    21922V201
                                    ---------
                      (CUSIP Number of Class of Securities)

                                 Glade M. Knight
                              306 East Main Street
                            Richmond, Virginia 23219
                                 (804) 643-1761
                                 --------------

     (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                                Leslie A. Grandis
                                McGuireWoods LLP
                                One James Center
                              901 East Cary Street
                               Richmond, VA 23219

                            CALCULATION OF FILING FEE
                            -------------------------

   Transaction Value(1)                              Amount of Filing Fee(1)
--------------------------------------------------------------------------------

     $264,855,300                                          $52,971
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(1)  The registration fee has been calculated  pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the book value of the Series A Convertible Preferred Shares that may be received by Cornerstone Realty Income Trust, Inc. in the exchange offer.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:    $66,213
    Form or Registration No.:  Form S-4, Registration Statement No. 333-56024
    Filing Party:              Cornerstone Realty Income Trust, Inc.
    Date Filed:                February 21, 2001.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

         This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to the offer by Cornerstone Realty Income Trust, Inc. ("Cornerstone") to exchange each outstanding Series A Convertible Preferred Share (the "Convertible Preferred Shares") for (1) two Cornerstone common shares or (2) one Cornerstone common share and $12.25 in cash, subject to the election of holders of the Convertible Preferred Shares and certain other conditions (the "Exchange Offer"). The terms and conditions of the Exchange Offer are described in Amendment No. 1 to the Registration Statement on Form S-4 filed by Cornerstone with the Securities and Exchange Commission on March 12, 2001 (File No. 333-56024) and the preliminary prospectus relating to the Exchange Offer, the Convertible Preferred Shares, and the Cornerstone common shares ("Common Shares") contained therein (the "Prospectus"). The Prospectus is an exhibit to and is incorporated by reference in this Schedule TO as set forth below. The Exchange Offer will expire at 5:00 p.m., New York City time, on April 12, 2001, unless extended by Cornerstone.

         All information set forth in the Prospectus is incorporated by reference in response to the Items of this Schedule TO as set forth below.

ITEM 1.    SUMMARY TERM SHEET

         The information is disclosed to holders of the Convertible Preferred Shares in the Prospectus, which meets the requirements of Rule 421(d) of the Securities Act of 1933.

ITEM 2.    SUBJECT COMPANY INFORMATION

         The information set forth under the captions "THE COMPANY," "THE EXCHANGE OFFER," and "MARKET PRICE AND DIVIDEND INFORMATION" in the Prospectus is incorporated into this Schedule TO by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON

           The information set forth under the captions "THE COMPANY" and "SECURITY OWNERSHIP OF FIVE PERCENT BENEFICIAL OWNERS AND MANAGEMENT-- Directors and Officers" in the Prospectus is incorporated into this Schedule TO by reference.

           For purposes of the Exchange Offer, Cornerstone is both the filing person and the subject company.

ITEM 4.    TERMS OF THE TRANSACTION

         The information set forth under the captions "THE EXCHANGE OFFER," "COMPARISON OF RIGHTS AS A HOLDER OF CONVERTIBLE PREFERRED SHARES TO RIGHTS AS A HOLDER OF COMMON SHARES," "DESCRIPTION OF CAPITAL STOCK," AND "UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" in the Prospectus is incorporated into this Schedule TO by reference.

         Certain directors and officers of Cornerstone hold Convertible Preferred Shares, as more fully described in the Prospectus under the caption "SECURITY OWNERSHIP OF FIVE PERCENT BENEFICIAL OWNERS AND MANAGEMENT-- Directors and Officers."

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

         Not applicable.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

         The information set forth under the captions "THE EXCHANGE OFFER-- Purposes of the Exchange Offer," "THE EXCHANGE OFFER-- Source of Funds," and "THE EXCHANGE OFFER-- Effect of Exchange Offer on Untendered Series A
Convertible Preferred Shares" in the Prospectus is incorporated into this Schedule TO by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The information set forth under the caption "THE EXCHANGE OFFER-- Source of Funds" in the Prospectus is incorporated into this Schedule TO by reference.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

           The information set forth under the caption "SECURITY OWNERSHIP OF FIVE PERCENT BENEFICIAL OWNERS AND MANAGEMENT" in the Prospectus is incorporated into this Schedule TO by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

           The information set forth under the caption "THE EXCHANGE OFFER-- Information Agent" in the Prospectus is incorporated into this Schedule TO by reference.

ITEM 10.   FINANCIAL STATEMENTS

            The information set forth under the caption "ITEM 8- FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" in Cornerstone's Annual Report for the fiscal year ended December 31, 1999 on Form 10-K and the information set forth under the caption "ITEM 1- FINANCIAL STATEMENTS" in Cornerstone's Quarterly Report for the quarter ended September 30, 2000 on Form 10-Q is incorporated into this Schedule TO by reference.

            The information set forth under the captions "SELECTED FINANCIAL AND OTHER DATA," "DESCRIPTION OF CAPITAL STOCK -- Common Shares", and "UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS" in the Prospectus is incorporated into this Schedule TO by reference.

ITEM 11.   ADDITIONAL INFORMATION

           The information set forth under the caption "RECENT DEVELOPMENTS" in the Prospectus is incorporated into this Schedule TO by reference.

ITEM 12.   EXHIBITS

Exhibit (a)(1)(A)      Letter of Transmittal related to Exchange Offer (1)

Exhibit (a)(1)(B)      Letter of Instruction to Holders of Convertible Preferred
                       Shares Related to Exchange Offer (1)

Exhibit (a)(1)(C)      Prospectus, dated March 12, 2001 (1)

Exhibit (a)(1)(D)      Press Release (filed herewith)

Exhibit (h)(1)         Tax Opinion of McGuireWoods LLP (1)
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 (1)      Incorporated  by  reference  to  Amendment  No. 1 to the  Registration
          Statement on Form S-4 filed by Cornerstone with the Securities and Exchange Commission on March 12, 2001 (File No. 333-56024).

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2001                             /s/ Glade M. Knight
                                           -------------------------------------
                                           Glade M. Knight
                                           Chairman of the Board of Directors,
                                           Chief Executive Officer and
                                           President

                                  EXHIBIT INDEX

EXHIBIT NO.            DESCRIPTION
-----------------      ---------------------------------------------------------

Exhibit (a)(1)(A)      Letter of Transmittal related to Exchange Offer (1)

Exhibit (a)(1)(B)      Letter of Instruction to Holders of Convertible Preferred
                       Shares related to Exchange Offer (1)

Exhibit (a)(1)(C)      Prospectus, dated March 12, 2001 (1)

Exhibit (a)(1)(D)      Press Release (filed herewith)

Exhibit (h)(1)         Tax Opinion of McGuireWoods LLP (1)
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(1)       Incorporated  by  reference  to  Amendment  No. 1 to the  Registration
          Statement on Form S-4 filed by Cornerstone with the Securities and Exchange Commission on March 12, 2001 (File No. 333-56024).